15025866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watkins Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 W. Shepard Lane STE 103
(No. and Street)

Farmington (City) UT (State) 84025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates & Jensen
(Name – *if individual, state last, first, middle name*)

510 South 200 West Suite 200 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2015
13 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

CONTENTS

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners of
Watkins Financial Services, Inc.
Centerville, Utah

We have audited the accompanying financial statements of Watkins Financial Services, Inc. (a Utah corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Watkins Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Watkins Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Watkins Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Watkins Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
March 02, 2015

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Watkins Financial Services, Inc.
Balance Sheet
December 31, 2014

ASSETS		
Current Assets:		
Cash	$	13,010
Receivables from customers		20,286
Total Current Assets		33,296
Property and equipment, net (Notes 2 and 3)		636
Total Assets	$	33,932
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	904
Total Current Liabilities		904
Subordinated debt to stockholder (Note 4)		10,000
Total Liabilities		10,904
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		28,900
Retained earnings		(5,972)
Total Stockholders' Equity		23,028
Total Liabilities and Stockholders' Equity	$	33,932

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Revenues - commissions	$ 274,102
Expenses	
Officer concessions	199,000
Payroll	24,987
Other general and administrative	57,157
Total Expenses	281,144
Net Loss	$ (7,042)

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2014	1,000	$ 100	$ 28,900	$ 1,070	$ 30,070
Net loss	-	-	-	(7,042)	(7,042)
Balance, December 31, 2014	1,000	$ 100	$ 28,900	$ (5,972)	$ 23,028

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2014

Subordinated borrowings, beginning of year	$	10,000
Increases		-
Decreases		-
Subordinated borrowings, end of year	$	10,000

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows From Operating Activities:		
Net loss	$	(7,042)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		947
Change in assets and liabilities:		
Accounts receivable		15,964
Accounts payable		(8,383)
Accrued liabilities		(1,160)
Net Cash Used in Provided by Operating Activities		326
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net increase in cash		326
Cash, beginning of year		12,684
Cash, end of year	$	13,010
Supplemental Cash Flow Information		
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Accounting method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets. The estimated useful lives are as follows:

Office equipment	3 years
Furniture and fixtures	7 years

Receivables from customers

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2014.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2014.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2014.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2014, the Company did not have any amount in excess of the FDIC coverage.

2. Summary of Significant Accounting Policies (Continued)

Impact of new accounting pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Office equipment	$	2,236
Furniture and fixtures		6,625
Total property and equipment		8,861
Accumulated depreciation		(8,225)
Property and equipment, net	$	636

Depreciation expense on property and equipment was $- for the year ended December 31, 2014.

4. Related Party Transactions

The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2016, and is non-interest bearing. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $190,457, or 69% of its revenue, from these individuals and entities for the year ended December 31, 2014.

5. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2014 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2014, the Company had net capital of $31,790, which was $26,790 in excess of its required net capital of $5,000.

7. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

8. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

9. Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment to or disclosure in these financial statements as of December 31, 2014.

Watkins Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	23,028
Add: Subordinated borrowing allowable in computation of net capital		10,000
Less: Non-allowable assets (see page 15)		(1,238)
NET CAPITAL	$	31,790

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	60
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	26,790
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	31,700

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$	904
Percentage of aggregate indebtedness to net capital		3%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	31,790
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	31,790

Watkins Financial Services, Inc.
Non-Allowable Assets
December 31, 2014

NON-ALLOWABLE ASSETS

Property and equipment, at cost, net of accumulated depreciation of $8,225	$	636
Other		602
TOTAL NON-ALLOWABLE ASSETS	$	1,238

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners of
Watkins Financial Services, Inc.
Centerville, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Watkins Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watkins Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Watkins Financial Services, Inc. stated that Watkins Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Watkins Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watkins Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
March 02, 2015

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995